Exhibit 99.2
Agria Appoints New Directors
Beijing, China — November 11, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that it has increased the size of its board of directors from seven to nine directors with the appointment of Lee Joo Hai and Sean Shao as independent directors of the Company. Mr. Lee will serve as Chairman of the Corporate Governance and Nominating Committee. Mr. Shao will serve as Chairman of the Compensation Committee.
Alan Lai, Agria’s chairman, said: “We are pleased that Mr. Lee Joo Hai and Mr. Sean Shao have agreed to join our board of directors. As we strengthen our board, we expect to benefit from their experience in assisting Agria’s development.”
Mr. Lee Joo Hai, 52 years old, has 32 years of accounting and auditing experience. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore in 1983, becoming a partner in 1986. He previously worked at Coopers & Lybrand (Singapore) and at Everett Chettle & Co. (London). He is a member of the Institute of Chartered Accountants in England and Wales; Institute of Certified Public Accountants of Singapore; Malaysian Institute of Accountants; and the Singapore Institute of Directors. Lee attended the Anglo-Chinese School (Singapore).
Mr. Sean Shao, 51 years old, has 18 years of experience in financial and operational management in both publicly-held and private-owned companies. Mr. Shao has served as chief financial officer of Trina Solar Limited, ChinaEdu Corporation, and Watchdata Technologies Ltd. He is currently the Audit Committee Chairman for two publicly-held companies: China Biologic Products, Inc. and China Public Security Technology, Inc. Earlier in his career, he was promoted to senior manager at Deloitte Touche (Beijing) after serving at Deloitte Touche (Toronto). Mr. Shao is a Certified Public Accountant and holds a master’s degree in health care administration from the University of California at Los Angeles, and a bachelor’s degree in art from East China Normal University.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.